UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mecox Lane Limited

(Name of Issuer)

Ordinary shares, par value $0.0001 per share (the “Ordinary Shares”)

(Title of Class of Securities)

58403M102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 58403M102

1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only) China Dongxiang (Group) Co. Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

6

Shared Voting Power
35,380,806 Ordinary Shares, including 6 Ordinary Shares and 35,380,800 Ordinary Shares represented by 1,010,880 American Depositary Shares, each representing 35 Ordinary Shares (“ADSs”).

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 35,380,806 Ordinary Shares, including 6 Ordinary Shares and 35,380,800 Ordinary Shares represented by 1,010,880 ADSs.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,380,806 Ordinary Shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 8.0%*

12	Type of Reporting Person (See Instructions) CO

* Based on 439,876,976 Ordinary Shares outstanding as of December 31, 2013

CUSIP No.: 58403M102

1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only) Brilliant King Group Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 35,380,806 Ordinary Shares, including 6 Ordinary Shares and 35,380,800 Ordinary Shares represented by 1,010,880 ADSs.

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 35,380,806 Ordinary Shares, including 6 Ordinary Shares and 35,380,800 Ordinary Shares represented by 1,010,880 ADSs.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,380,806 Ordinary Shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 8.0%*

12	Type of Reporting Person (See Instructions) CO

* Based on 439,876,976 Ordinary Shares outstanding as of December 31, 2013

PRELIMINARY NOTE: This Amendment No. 1 to Schedule 13G modifies and supplements the Schedule 13G initially filed on March 9, 2011 (the “Statement”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Mecox Land Limited, a Cayman Islands company. Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect.

Item 1
	(a)	Name of Issuer: Mecox Lane Limited

	(b)	Address of Issuer’s Principal Executive Offices: 22nd Floor, Gems Tower, Building 20 No. 487, Tianlin Road Shanghai 200233 People’s Republic of China

Item 2
(a)

Name of Person Filing:
This Schedule 13G is being filed on behalf of the following persons (each as a “Reporting Person” and collectively as the “Reporting Persons”):

(i) China Dongxiang (Group) Co. Ltd

(ii) Brilliant King Group Ltd

(b)

Address or Principal Business Office or, if none, Residence:
China Dongxiang (Group) Co. Ltd

Building 21, No.2 Jingyuanbei Street,

Beijing Economic-Technological Development Area,

Beijing 100176

People’s Republic of China

Brilliant King Group Ltd

Building 21, No.2 Jingyuanbei Street,

Beijing Economic-Technological Development Area,

Beijing 100176

People’s Republic of China

	(c)	Citizenship: See Item 4 of the attached cover pages.

	(d)	Title of Class of Securities: Ordinary Shares.

	(e)	CUSIP No.: 58403M102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership

Pursuant to an option letter agreement dated as of February 28, 2011, among Maxpro Holdings Ltd., Ever Keen Holdings Ltd. and Brilliant King Group Ltd., Brilliant King Group Ltd. was entitled to acquire 18,306,117 Ordinary Shares of the Issuer from Maxpro Holdings Ltd and Ever Keen Holdings Ltd before March 25, 2013. However, as of March 25, 2013, the Reporting Persons determined not to exercise such options, which resulted in a decrease of the Reporting Persons’ beneficial ownership of the Issuer’s Ordinary Shares.

The Reporting Persons also sold 5,138,420 Ordinary Shares represented by 146,812 ADSs through open market transactions in 2013.
As a result of the foregoing, the following information with respect to the ownership of the Ordinary Shares of the Issuer by the Reporting Persons is provided as of December 31, 2013:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Brilliant King Group Ltd.	35,380,806	8.0%	0	35,380,806	0	35,380,806
China Dongxiang (Group) Co. Ltd.	35,380,806	8.0%	0	35,380,806	0	35,380,806

Brilliant King Group Ltd. is the record owner of the Ordinary Shares reported as above. China Dongxiang (Group) Co. Ltd. is the sole shareholder and owner of Brilliant King Group Ltd. and, accordingly, may be deemed to beneficially own the Ordinary Shares reported herein as a result of its direct or indirect power to vote or dispose of such shares.

Item 5.	Ownership of 5 Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit A.

Item 8.	Identification and Classification of Members of the Group
See Exhibit A.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2014

CHINA DONGXIANG (GROUP) CO.LTD
	By:	/s/ Chen Yihong
Name: CHEN Yihong
Title: Director

BRILLIANT KING GROUP LTD
	By:	/s/ Chen Yihong
Name: CHEN Yihong
Title: Director

Exhibit A

The Reporting Persons may be deemed to be members of a group with respect to the Ordinary Shares owned by Brilliant King Group Ltd..

Brilliant King Group Ltd, a limited liability company incorporated in the British Virgin Islands, is the record shareholder of 35,380,806 Ordinary Shares of the Issuer.

Brilliant King Group Ltd is wholly owned by China Dongxiang (Group) Co. Ltd, a limited liability company incorporated in the Cayman Islands.

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value US$0.00002 per share, of Mecox Lane Limited, a Cayman Islands exempted company, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature page to follow]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 28, 2014.

CHINA DONGXIANG (GROUP) CO.LTD
By:	/s/ Chen Yihong
Name: CHEN Yihong
Title: Director

BRILLIANT KING GROUP LTD
By:	/s/ Chen Yihong
Name: CHEN Yihong
Title: Director